As filed with the Securities and Exchange Commission on September 22, 2022
Securities Act File No. 333-264440

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549.

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. 1 ☐

Post-Effective Amendment No. 1 ☒

________________________________

Cantor Select Portfolios Trust

(Exact Name of Registrant as Specified in Charter)

110 E. 59th Street, New York, NY 10022
(Address of Principal Executive Offices) (Zip Code)

212.915.1722
(Registrant’s Telephone Number, including Area Code)

Corporation Services Company

251 Little Falls Drive

Wilmington, Delaware 19808

New Castle County
(Name and Address of Agent for Service)

________________________________

Terrence O. Davis Greenberg Traurig, LLP 3333 Piedmont Road, NE Suite 2500 Atlanta, GA 30305	Tanya L. Boyle Greenberg Traurig, LLP 2200 Ross Avenue Suite 5200 Dallas, TX 75201

________________________________

Title of securities being registered: Shares of a series of the Registrant

No filing fee is required because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares.

Approximate date of proposed public offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Post-Effective Amendment No. 1 to the Cantor Select Portfolios Trust (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 filed on June 15, 2022. This Post-Effective Amendment No. 1 is being filed for the purpose of adding the final tax opinion as an exhibit to Part C of the Registration Statement on Form N-14.

PART C
OTHER INFORMATION

ITEM 15. INDEMNIFICATION.

Article VII, Section 3 of the Agreement and Declaration of Trust incorporated herein by reference to Registrant’s registration statement on Form N-1A (“Registration Statement”) filed on January 11, 2022.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS.

(1)	Amended and Restated Declaration of Trust (“Trust Instrument”), is incorporated herein by reference to the Registration Statement on Form N-14 (the “N-14”) filed on June 15, 2022.
(2)	By-Laws are incorporated herein by reference to the Registration Statement filed on January 11, 2022.
(3)	Voting Trust Agreements. None.
(4)	Form of Agreement and Plan of Reorganization of Registrant is incorporated herein by reference to Pre-Effective Amendment 2 to the N-14 filed on June 15, 2022.
(5)	Articles III, V, and VI of the Trust Instrument define the rights of holders of the securities being registered and are incorporated herein by reference to the Registration Statement filed on January 11, 2022.
(6)

(a)       Investment Advisory Agreement between Registrant and Cantor Fitzgerald Investment Advisors, L.P. with respect to Cantor Growth Equity Fund is incorporated herein by reference to Pre-Effective Amendment 2 to the Registration Statement filed on April 22, 2022.

(b)       Sub-Advisory Agreement between Cantor Fitzgerald Investment Advisors, L.P. and Smith Group Asset Management, LLC with respect to Cantor Growth Equity is incorporated herein by reference to Pre-Effective Amendment 2 to the Registration Statement filed on April 22, 2022.

(7)	Distribution Agreement is incorporated herein by reference to Pre-Effective Amendment 2 to the Registration Statement filed on April 22, 2022.
(8)	Bonus or Profit Sharing Contracts. None.
(9)	Custody Agreement is incorporated herein by reference to Pre-Effective Amendment 2 to the Registration Statement filed on April 22, 2022.
(10)

(a) 12b-1 Plan of the Registrant with respect to Class A shares is incorporated herein by reference to Pre-Effective Amendment 2 to the Registration Statement filed on April 22, 2022.

(b) 18f-3 Plan of the Registrant is incorporated herein by reference to Pre-Effective Amendment 2 to the Registration Statement filed on April 22, 2022.

(11)	Opinion and Consent of Counsel is incorporated herein by reference to Pre-Effective Amendment 1 to the N-14 filed on June 6, 2022.

(12)	Opinion and Consent of Counsel regarding tax matters . Opinion and Consent of Counsel as to tax matters and consequences to shareholders is filed herewith.
(13)

(a)       Master Services Agreement is incorporated herein by reference to Pre-Effective Amendment 2 to the Registration Statement filed on April 22, 2022.

(b) Expense Limitation Agreement between the Registrant, with Respect to Cantor Growth Equity Fund is incorporated herein by reference to Pre-Effective Amendment 2 to the Registration Statement filed on April 22, 2022.

(14)	Consent of Independent Registered Public Accounting Firm is incorporated herein by reference to Pre-Effective Amendment 2 to the N-14 filed on June 15, 2022.
(15)	Omitted Financial Statements. None.
(16)	Powers of Attorney are incorporated herein by reference to Pre-Effective Amendment 2 to the N-14 filed on June 15, 2022.
(17)

(a)       Prospectus and Statement of Additional Information for the Existing Fund, dated January 28, 2022 are incorporated by reference.

(b)       Prospectus and Statement of Additional Information for the New Fund, dated September 16, 2022 are incorporated by reference.

(c)       Annual Report to Shareholders for the fiscal year ended September 30, 2021, for the Existing Fund is incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Cantor Select Portfolios Trust, and has duly caused this Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in Atlanta, Georgia, on September 22, 2022.

Cantor Select Portfolios Trust

By:	/s/ Terrence O. Davis
Name: Terrence O. Davis
Title: Attorney-in-Fact
* Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates.

Name	Title	Date
William Ferri *	Trustee, Chairman, President, & Principal Executive Officer	September 22, 2022
Douglas Barnard *	Trustee	September 22, 2022
Ramona Heine *	Trustee	September 22, 2022
Louis Zurita *	Trustee	September 22, 2022
Zachary Richmond *	Treasurer, Principal Financial Officer, and Principal Accounting Officer	September 22, 2022

*	Affixed by Terrence O. Davis

Attorney-in-Fact - Pursuant to Powers of Attorney previously filed.